Exhibit 99.3

Here To Serve Holding Corp.
Balance Sheets

	September 30, 2013	September 30, 2012
ASSETS
Current Assets
Cash	$495	$9,615
Advances To Officers	-	17,254
Total Current Assets	495	26,869

Property and Equipment, net of accumulated depreciation
of $7,090 and $4,389, respectively	-	2,701

Other Assets
Capitalized Software	279,608	-
Purchased Software, net of accumulated
amortization of $0 and $19,814, respectively.	-	2,414
Total Other Assets	279,608	2,414

TOTAL ASSETS	$280,103	$31,984

LIABILITIES & SHAREHOLDERS' DEFICIT
Liabilities
Current Liabilities
Accounts Payable	$442	$10,691
Accrued Salaries	-	66,300
Convertible Notes Payable	578,306	616,767
Accrued Interest Payable	166,619	92,988
Notes due related parties	550,929	334,262
Other Current Liabilities	14,208	2,519
Total Current Liabilities	1,310,504	1,123,527

Shareholders' Deficit
Preferred Stock - Par Value $.001,Authorized 2,000,000, Outstanding 2,000,000 and 2,000,000, respectively	2,000	2,000
Common Stock - Par Value $0.001, Authorized 400,000,000, Outstanding 25,020,704 and 4,863,495, respectively	25,021	4,864
Additional Paid iIn Capital	2,728,977	2,489,087
Accumulated Deficit	(3,786,399)	(3,587,494)
Total Shareholder's Deficit	(1,030,401)	(1,091,543)
TOTAL LIABILITIES & SHAREHOLDERS' DEFICIT	$280,103	$31,984

See accompanying notes to financial statements.

Here To Serve Holding Corp.
Statements of Operations
For the Year Ended September 30,

Income	2013	2012
Revenue
Software sales	$6,128	$21,966
Consulting services	38,624	69,900
Other income	3,267	326
Total Revenue	48,019	92,192

Expense
Compensation and Related Expense	21,139	230,712
Depreciation and Amortization	9,571	97,807
Branch Office Expense	-	8,096
Professional Services	8,330	45,078
Information Processing Expense	12,801	37,223
Marketing Expense	15,904	18,639
Bank, Brokerage, and Credit Card Expense	3,219	6,070
Impairment Expense	-	214,440
Product Development Expense	50,290	1,781
Communication Expense	4,131	4,601
State & Local Taxes	1,698	2,435
Travel & Entertainment	24	5,395
Dues and Subscriptions	316	2,328
Miscellaneous expenses	-	2,764
Bad Debts	-	34,675
Total Expenses	127,423	712,044

Loss From Operations	(79,404)	(619,852)

Other Expenses
Loss on Note Conversions	-	61,141
Interest Expense	119,501	89,794
Loss on Sale of Marketable Securities	-	5,703
	119,501	156,638

Net Loss before income taxes	$(198,905)	$(776,490)

Income tax expense	-	-

Net Loss	(198,905)	(776,490)

Basic and Diluted Net Loss Per Share	$(0.02)	$(0.31)

Weighted Average Number Of Shares Outstanding (Basic and Diluted)	11,496,462	2,515,516

See accompanying notes to financial statements.

Here To Serve Holding Corp.
Statements of Shareholders' Deficit
For The Years Ended September 30, 2013 and 2012

	Common Shares	Common Stock, Par	Preferred Shares	Preferred Stock, Par	Additonal Paid in Capital	Accumulated Deficit	Total

Balance September 30, 2011	906,724	$907	2,000,000	$2,000	$1,378,337	$(2,811,004)	$(1,429,760)
Common stock issued in connection with debt conversions	1,859,271	1,859	-	-	398,697	-	400,556
Common stock issued to employees and officers	150,000	150	-	-	119,850	-	120,000
Common stock issued to vendors for settlement of accounts payable	20,000	20	-	-	7,680	-	7,700
Common stock issued for cash	1,927,500	1,928	-	-	188,573	-	190,501
Accrued salaries forgiven- former officer	-	-	-	-	395,950	-	395,950
Net loss	-	-	-	-	-	(776,490)	(776,490)
Balance September 30, 2012	4,863,495	$4,864	2,000,000	$2,000	$2,489,087	$(3,587,494)	$(1,091,543)

Common stock issued in connection with debt conversions	1,121,500	1,121	-	-	41,545	-	42,666
Common stock issued to employees and officers	13,100,000	13,100	-	-	55,200	-	68,300
Common stock issued to vendors for settlement of accounts payable	500,000	500	-	-	9,500	-	10,000
Common stock issued to acquire software products	4,285,714	4,286	-	-	92,743	-	97,029
Common stock issued for cash	1,150,000	1,150	-	-	16,350	-	17,500
Accrued expenses forgiven- former officer	-	-	-	-	24,552	-	24,552
Fractional shares cancelled due to reverse stock split	(5)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(198,905)	(198,905)
Balance September 30, 2013	25,020,704	$25,021	2,000,000	$2,000	$2,728,977	$(3,786,399)	$(1,030,401)

See accompanying notes to financial statements.

Here To Serve Holding Corp.
Statements of Cash Flows
For the Years Ended September 30, 2013 and 2012

	2013	2012
OPERATING ACTIVITIES
Net loss from operations	$(198,905)	$(776,490)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation & Amortization	9,571	97,807
Stock issued to vendors for service	10,000	7,700
Stock based compensation	2,000	120,000
Premium Expense	41,666	11,846
Loss on note conversions	-	61,141
Impairment Expense	-	214,440
Note for services	-	20,000
Loss on sale of marketable securities	-	5,703
Bad debt expense	-	34,675
Changes in working capital items:
Accounts payable	14,053	1,634
Accounts receivable	-	(3,175)
Advances to officers	17,254	(17,254)
Other current liabilities	11,689	1,339
Accrued interest payable	73,631	79,244
Cash flow from operating activities	$(19,041)	$(141,390)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	19,297
Purchased capitalized software	-	(76,914)
Purchased equipment	-	(795)
Purchased software	(7,579)	(44)
Cash flow from investing activities	$(7,579)	$(58,456)

FINANCING ACTIVITIES
Proceeds from common stock sold	17,500	190,501
Related party loans	-	-
Cash Contributed Officer	-	-
Cash flow from financing activities	$17,500	$190,501

Net change in cash	(9,120)	(9,345)
Beginning cash	9,615	18,960
Ending Cash	$495	$9,615

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	-	-

Supplemental Non-Cash Investing and Financing Information:
Common stock issued in connection with debt conversions	41,544	339,416
Common stock issued to employees and officers	66,300	-
Common stock issued to vendors for settlement of accounts payable	-	-
Common stock issued to acquire software products	97,029	-
Debt forgiveness former officer.	24,553	395,950

See accompanying notes to financial statements.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Business

Here To Serve Holding Corp. f/k/a F3 Technologies, Inc. (“the Company” or “Here To Serve,”) was incorporated in the State of Delaware on September 22, 1983. In 2013, the Company changed its name to Here To Serve Holding Corp.

Here To Serve is an Atlanta based Software-as-a-Service (SaaS) development company and application service provider that offers innovative on-demand web and mobile solutions to businesses and consumers.

Here To Serve Holding Corp. began operations in March 2002.  Until 2009, the Company focused on developing software, implementing its initial marketing strategy, and building customer relationships. In 2009, the Company transitioned to a “public business entity” when its stock began trading on the OTC Market exchange under the symbol FTCH, and took initial steps to raise adequate capital to complete its business plan. Over the next several years, the Company completed a number of successful software development contracts but failed to finalize development of its own primary priority products. As a result, revenue declined and capital market confidence in the Company diminished. On September 05, 2013,  the CEO and  Secretary of Here To Serve Holding Corp. was replaced.

Effective April 30, 2013 the Company affected a 1 for 200 reverse stock split, reducing the number of issued and outstanding common shares from 1,546,999,105 to approximately 7,734,984. The effect of this reverse stock split have been applied retroactively for all periods presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America (“GAAP” accounting). The Company has adopted a September 30 fiscal year end.

Cash and Cash Equivalents

Here To Serve considers all highly liquid investments with maturities of three months or less to be cash equivalents.  At September 30, 2013 and September 30, 2012, the Company had $495 and $9,615 of cash, respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, other liabilities, accrued interest, notes payable, and an amount due to a related party. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes,” which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provisions of the ASC 740 -10 related to, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions will be highly certain of being upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 Definition of Settlement, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. Management has not yet determined for which tax years the Company may have unfiled tax returns. Therefore, as of September 30, 2013, all tax years ending September 30, 2012 and prior may be subject to audit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Significant estimates in 2013 and 2012 include stock-based compensation, and the useful lives and valuation of property and equipment and intangible assets.

Accounts Receivable

The Company had no accounts receivable, at September 30, 2013 and 2012.

Intangible Assets

Intangible assets consist of assets acquired and costs incurred in connection with the development of the Company’s capitalized software.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, the revenue is fixed or determinable, the products are fully delivered or services have been provided and collection is reasonably assured

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company charges $214,440 to impairment expense in the year ended September 30, 2012.

Concentration of Credit Risks

The Company maintains its cash and cash equivalents in bank deposit accounts, which could, at times, exceed federally insured limits.  The Company has not had balances exceeding such limits and has not experienced any losses in such accounts; however, amounts in excess of the federally insured limit may be at risk if the bank experiences financial difficulties. The Company reviews the credit worthiness of its banks on a periodic basis.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. At September 30, 2013 the Company had a series of convertible notes outstanding that could be converted into approximately 39,170,000 common shares. These are not included in the diluted shares outstanding since the company incurred a loss and the effect of these shares would be anti-dilutive.

Stock-Based Compensation

Stock-based compensation to employees is accounted for at fair value in accordance with ASC Topic 718. Compensation for share-based payments to employees is based on their grant date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. In December 2012 the Company issued 150,000 shares of common stock to employees as incentive compensation. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Non-employee Stock-based Compensation

The cost of stock based compensation awards issued to non-employees for services are recorded at either fair value of the services rendered or the instrument issued in exchange for such services, whichever is more readily determinable, based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. The Company has depreciated the equipment using the straight-line method over the useful lives of the equipment. The useful lives are estimated to be between 3 and 7 years.

At September 30, 2012 equipment consisted of:

	2013	2012
Equipment	$7,090	$7,090

Total Equipment	7,090	7,090
Less: Accumulated Depreciation	$(7,090)	$(4,389)
Equipment, net	$-	$2,701

Purchased Software	$22,228	$22,228

Total Purchased Software	22,228	22,228
Less: Accumulated Amortization	$(22,228)	$(19,814)
Purchased Software, net	$-	$2,414

NOTE 4 – NOTES RECEIVABLE

In June and August of 2010 the Company received two convertible notes receivable, totaling $62,000, from Tivus Inc., a public company, to formalize the amount due to the Company for work completed on Tivus’s website. In August 2011, November 2011, and June 2012 the Company converted $37,000 of the notes to common stock of Tivus and sold the stock at a loss of $16,568 on these transactions, of which $5,703 was recorded as of September 30, 2012. The remaining $25,000 was deemed uncollectible and could not be converted to common stock of Tivus. The Company recorded a charge to bad debt expense for $25,000 on September 30, 2012.NOTE 5 – CAPITALIZED SOFTWARE

The Company acquired a software product in September 2013, from Covi Point, LLC, a company owned by our CEO. This asset will be amortized over a three to five year period using a straight-line method of depreciation for book purposes once placed in service. The asset was purchased, for approximately $272,000, by the issuance of convertible notes in the amount of $175,000 and the issuance of 4,285,714 common shares of the Company to the shareholders of Covi.

The value of the assets of Covi were determined using the sellers original cost basis, which approximated the fair value of the consideration paid due to the related party nature of the transaction. The acquisition was accounted for as an asset purchase.

NOTE 6 – NOTE PAYABLE

Previously, beginning January 8, 2008 the Company issued a series of one year convertible promissory notes to finance operations. The notes were issued to a related party, generally earned interest at 8%, and could be

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 6 – NOTE PAYABLE (CONTINUED)

convertible into common stock of the Company at a discount 35% of the lowest average trading prices for the stock during periods five to three days prior to the conversion date.  A number of these notes were converted into stock.  The notes included a default interest rate of 12% if not paid at maturity or converted to common stock. All but four of the notes went to default. Total outstanding on these notes was $375,900 and $400,900 as of September 30, 2013 and 2012 respectively. Due to the conversion feature included in the notes, the Company has recorded a premium expense on the notes totaling $202,406 and $215,867 as of September 30, 2013 and 2012 respectively. These amounts have been included in interest expense by the Company at the time the notes were recorded.

The Company also issued three notes to related parties between June 2010 and April 2012. Two of these notes were issued to employees for services and totaled $220,000 with a premium of $118,461, which has also been included in interest expense by the Company at the time the notes were recorded. The third note, in the amount of $25,000, was issued for cash. This note had a premium of $37,500 which has been included in interest expense by the Company at the time the note was issued. The Company issued three promissory notes during the twelve month period ended September 30, 2013 to related parties as part of the acquisition of the Covi Point software product and notes. These notes totaled $175,000 and are generally convertible into common stock of the Company at discounts of 10 % to 20% of the lowest average trading prices for the stock during periods five to one day prior to the conversion date. These notes bears interest at 6% to 8%, are unsecured, and matures (including premium payable), within one year of the date issued. The Company recorded a premium expense on these notes totaling $41,667 at the time the notes were issued. This amount has been included in interest expense by the Company. Total outstanding on these notes was $579,166 and $362,499 as of September 30, 2013 and 2012 respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

The Company has 400,000,000 shares of common stock authorized with a par value of $0.001 and 2,000,000 shares of Preferred stock with a par value of $0.001. Effective April 30, 2013 the Company effected a 1 for 200 reverse stock split. There were 25,020,704 common shares outstanding and 2,000,000 Preferred shares outstanding at September 30, 2013.

During the year ended September 30, 2012, the Company issued a total of 3,956,771 shares of common stock.

The Company issued 1,859,271 shares of common stock in connection with various debt conversions throughout the year. The notes payable were to be converted at a 35% discount to the average bid price on the three days prior to the date of conversion. The conversions prices ranged from $0.02 to $3.86.  The conversions were not done at the agreed conversions terms resulting in an additional net loss of $61,141 for the year ended September 30, 2012, which has been recorded as other expenses.

The Company issued 150,000 shares of common stock to employees and officers, of which 25,000 shares were issued at $0.40 per share, the fair market value, and 125,000 shares at $0.88 per share, the fair market value, based on the current quoted trading price. The total amount recorded as compensation expense was $120,000.

The Company issued 20,000 shares of common stock, of which 5,000 shares were issues at $0.16 per share, the fair market value, and 15,000 shares at $0.46, the fair market value.

The Company sold 1,927,500 shares of common stock for cash, at prices ranging from $0.04 to $0.28 per share.

The Company eliminated $395,950 of accrued salaries payable to the former CEO in accordance with his debt settlement agreement. This was recorded against additional paid in capital.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 7 – STOCKHOLDERS’ EQUITY (CONTINUED)

During the year ended September 30, 2013, the Company issued a total of  20,157,214 shares of common stock.

The Company issued 1,121,500 shares of common stock in connection with various debt conversions throughout the year. The notes payable were to be converted at a 35% discount to the average bid price on the three days prior to the date of conversion. The conversions price was $0.038.

The Company issued 13,000,000 shares of common stock to the former CEO, in exchange for settlement of accrued salaries. The shares were issued $0.0051 which is the fair market value at time of issuance.

The Company issued 100,000 shares of common stock to an employee, at $0.02 per share, the fair market value at the time of issuance.

The Company issued 500,000 shares of common stock to a vendor for settlement of accounts payable, at $0.02 per share, the fair market at the time of issuance.

The Company issued 4,285,714 shares of common stock as part of the acquisition of software products from Covi Point, LLC. See note 5. The shares were issued $0.0226, the fair market value at time of issuance

The Company sold 1,150,000 shares of common stock for cash, at $0.015 per share.

The Company mitigated $24,552 of expenses payable to the former CEO in accordance with his debt settlement agreement. This was recorded against additional paid in capital.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no leased office space at the present time. Management shares an office with Machiavelli Ltd.
LLC, a related party, in Alpharetta, Georgia and currently is not obligated to pay rent.

NOTE 9 – GOING CONCERN

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $3,786,399 and a working capital deficit of $1,310,009 at September 30, 2013, net loss for the year ended September 30, 2013 of $198,905 and cash used in operations of $19,041. While the Company is attempting to increase sales, the growth has yet to achieve significant levels to fully support its daily operations. Management’s plans with regards to this going concern are as follows:

While the Company believes in the viability of its strategy to improve sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan and generate greater revenues. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that the actions presently taken to further implement its business plan and general additional revenues provide the opportunity for the Company to continue as a going concern. The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern.  However, the Company had limited revenues as of September 30, 2013 but was able to raise additional working capital in October 2013. See subsequent events.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 10 - INCOME TAXES

The Company is not current in its tax filings as of September 30, 2013. Management estimates that the Company has net operating loss carry forwards for federal income tax purposes of approximately $2.1 million at September 30, 2013, the unused portion of which, if any, expires in year 2033. The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes “ASC 740”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.  Internal Revenue Code Section 382 “IRC 382” places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the difference between the Company’s effective tax rate and the statutory federal rate as follows for the periods ended September 30, 2013 and 2012:

	2013		2012

Computed "expected" expense (benefit)	(35	) %	(35	) %
State tax expense (benefit), net of federal effect	(5	) %	(5	) %
Stock based compensation	2%		6%
Convertible note premium and losses	7%		4%
Increase in valuation allowance	31%		30%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax assets for the years ended September 30, 2013 and 2012 were as follows:

Deferred tax assets:	2013	2012

Net operating loss carry forward	848,000	790,000
Total deferred tax asset	848,000	790,000
Less: valuation allowance	(848,000)	(790,000)
Net deferred tax asset	-	-

The Company has fully reserved the deferred tax asset due to substantial uncertainty of the realization of any tax assets in future periods. The valuation allowance was increased by $58,000 from the prior year.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 11 – FAIR VALUE MEASUREMENT

The Company has adopted new guidance under ASC Topic 820, effective January 1, 2009. New authoritative accounting guidance (ASC Topic 820-10-15) under ASC Topic 820, Fair Value Measurement and Disclosures, delayed the effective date of ASC Topic 820-10 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until 2009.

ASC Topic 820 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. Further new authoritative accounting guidance (ASU No. 2009-05) under ASC
Topic 820 provides clarification that in circumstances in which a quoted price in an active market for the identical liabilities is not available, a reporting entity is required to measure fair value using one or more of the techniques provided for in this update.

The standard describes a fair value hierarchy based on three levels of input, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Input other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. There were no fair value transactions at September 30, 2013 and 2012. NOTE 12 – IMPAIRMENT OF ASSETS

During the twelve months ended September 30, 2012 the Company reviewed the status of internally developed software. Management concluded that the completion of the development program would be too expensive for the Company to absorb and that the projected final product may not be of competitive when compared to similar products developed by other companies.  Accordingly, it was decided to terminate the project and expense the unamortized capitalized software of $214,440. The amount was charged against earnings for the twelve months ended September 30, 2012.

NOTE 13 – RELATED PARTY TRANSACTIONS

On September 10, 2012 the Company eliminated $395,950 of accrued salaries owed the former CEO.

In December 2012, the Company issued 125,000 shares of common stock to the former CEO as compensation.

The Company issued three notes to related parties between June 2010 and April 2012. Two of these notes were issued to employees for services and totaled $220,000 with a premium of $118,461, which has also been deducted as interest expense by the Company at the time the notes were recorded. The third note, in the amount of $25,000, was issued for cash. This note had a premium of $37,500 which has been deducted as interest expense by the Company at the time the note was issued. Total outstanding on these notes was $579,166 and $362,499 as of September 30, 2013 and 2012 respectively.

HERE TO SERVE HOLDING CORP.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 13 – RELATED PARTY TRANSACTIONS (CONTINUED)

On September 5, 2013 the Company replaced its CEO and Secretary. In the transaction the Company eliminated $24,553 of accrued expenses owed to the former CEO.

In June 2013 the former CEO of the Company, issued 13,000,000 shares of common stock to himself. This stock was subsequently transferred to Jeffrey Cosman upon his assumption as Chief Executive Officer of the Company. To date, the Company has not adopted a stock option plan and has not granted any stock options.

NOTE 14 – SUBSEQUENT EVENTS

On October 2, 2013 the Company issued a convertible note to a related party for $20,000. The note bears interest at 8%, is convertible into common stock of the Company, at a 25% discount to the three days average bid price on the three days prior to the date of conversion and matures within a year.

On October 29, 2013 the Company issued a convertible note to a related party for $100,000. The note bears interest at 10%, is convertible into common stock of the Company, at a 25% discount to the three days average bid price on the three days prior to the date of conversion and matures within a year.

On November 5, 2013 the Company changed the name to Here To Serve Holding Corp. Here To Serve is a Waste Management Company and Software as a Service (SaaS) platform provider that creates mobile and cloud based platforms and applications for industries ranging from law enforcement and municipalities to entertainment and B2B enterprises. Its products includes; Interactive Defense SystemTM, for law enforcement and other municipal departments; cConnectsTM, for efficient communication and fleet/asset management using mobile and web based portals; and FargoTubeTM (http://www.fargotube.com), a scalable and mobile platform for online distribution and social networking of entertainment professionals and their content.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2013 through the date these financial statements were issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the events described above.